UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ORGANIGRAM HOLDINGS INC.
(Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

68620P101
(CUSIP Number)

John R. Whitener
BT DE Investments Inc.
103 Foulk Road, Suite 111
Wilmington, DE 19803
(302) 656-1950

Copy to:

Alyssa K. Caples
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR, United Kingdom
+44 (0) 20 7453 1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BT DE Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3 of the Original Schedule 13D, as defined below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
58,336,392 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
58,336,392 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,336,392 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) British American Tobacco p.l.c.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3 of the Original Schedule 13D, as defined below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
58,336,392 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
58,336,392 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,336,392 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

              This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on March 10, 2021 relating to shares of the common stock (the “Shares”) of Organigram Holdings Inc. (the “Issuer”). This Amendment No. 1 amends the Original Schedule 13D on behalf of the undersigned to reflect a change in the percentage of the outstanding shares of common stock, no par value, of the Issuer represented by the Shares and to furnish the other information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the meaning assigned to them in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Paragraph (c) of Item 2 of the Original Schedule 13D is hereby amended by replacing Schedule B to the Original Schedule 13D (which was incorporated by reference therein) with Schedule B-1 hereto and which is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

Mr. Jeyan Heper resigned from the Board effective October 31, 2021.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraph (a) of Item 5 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

As a result of an increase in the outstanding shares of common stock, no par value, of the Issuer, the Shares comprise approximately 18.8% of the outstanding shares of common stock, no par value, of the Issuer (based on the shares of common stock, no par value, of the Issuer outstanding as of December 31, 2021).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2022

BT DE Investments Inc.

By:	/s/ John R. Whitener
	Name:	John R. Whitener
	Title:	Treasurer

British American Tobacco p.l.c.

By:	/s/ Tadeu Marroco
	Name:	Tadeu Marroco
	Title:	Finance and Transformation Director

SCHEDULE B-1
BAT DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the BAT Directors and Officers are set forth below. Unless otherwise indicated in the tables below (i) each occupation set forth opposite an individual’s name refers to a position with a BAT Entity and (ii) the business address of such individual is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

British American Tobacco p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Luc Jobin (Chairman)	Canada	Chairman of the Board of BAT and Non-Executive Director of Gildan Activewear Inc.
Dimitri Panayotopoulos (Senior Independent Director)	Greece and United Kingdom	Senior Independent Director of BAT, Senior Advisor at the Boston Consulting Group, Advisory Board member of JBS USA and a Board member of IRI and North Atlantic Acquisition Corporation
Jack Bowles (Chief Executive)	France	Chief Executive of BAT
Tadeu Marroco (Finance and Transformation Director)	Brazil	Finance and Transformation Director of BAT
Susan Farr (Non-Executive Director)	United Kingdom	Non-Executive Director of BAT, Accsys Technologies plc, Helical plc and Unlimited Group Ltd
Karen Guerra (Non-Executive Director)	United Kingdom	Non-Executive Director of BAT and Amcor p.l.c
Dr. Marion Helmes (Non-Executive Director)	Germany	Chairwoman of the Supervisory Board of ProSiebenSat.1 Media SE, Supervisory Board member of Siemens Healthineers AG and Heineken N.V. and Non-Executive Director of BAT
Holly Keller Koeppel (Non-Executive Director)	U.S.A.	Non-Executive Director of BAT and Flutter Entertainment plc and a Director of The AES Corporation and Arch Coal Inc.
Savio Kwan (Non-Executive Director)	United Kingdom
Co-Founder and CEO of A&K Consulting Co Ltd, Non-Executive Director of BAT, The Alibaba Hong Kong Entrepreneur Fund, Crossborder Innovative Ventures International Limited, GOGOX and Southern England Wines Ltd, Advisory Board and Non-Executive Director of Homaer Financial, Visiting Professor of Henley Business School, and Member of Governing Body of London Business School

Darrell Thomas (Non-Executive Director)	U.S.A.	Vice President and Treasurer of Harley-Davidson, Inc., Non-Executive Director of BAT, Independent Director of Dorman Products Inc., and Board member of Sojourner Family Peace Center Inc.

British American Tobacco (1998) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Abelman	U.S.A.	Director, Legal and External Affairs and General Counsel
Hae In Kim	South Korea	Director, Talent, Culture and Inclusion
Tadeu Marroco	Brazil	Finance and Transformation Director
Kingsley Wheaton	United Kingdom	Chief Marketing Officer

British American Tobacco (2012) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Booth	United Kingdom	Group Chief Accountant
Anthony Cohn	United Kingdom	Head of Corporate Tax - UK
Ruth Wilson	United Kingdom	Head of Group Corporate Governance
Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

British American Tobacco (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Booth	United Kingdom	Group Chief Accountant
Anthony Cohn	United Kingdom	Head of Corporate Tax - UK
Ruth Wilson	United Kingdom	Head of Group Corporate Governance
Daniel Wang Kit Wong	United Kingdom	Head of Corporate Treasury
Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

Weston (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Abelman	U.S.A	Director, Legal and External Affairs and General Counsel
Tadeu Marroco	Brazil	Finance and Transformation Director

B.A.T. Industries p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Andrew James Barrett	United Kingdom	Group Financial Controller and Head of M&A
Steven Dale	United Kingdom	Group Head of Corporate Tax
Paul McCrory	United Kingdom	Assistant General Counsel – Corporate Legal & Group Company Secretary
Neil Arthur Wadey	United Kingdom	Group Treasurer

British-American Tobacco (Holdings) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Abelman	U.SA	Director, Legal and External Affairs and General Counsel
Marina Bellini	Italy, Brazil	Director, Digital and Information
Jack Bowles	France	Chief Executive
Luciano Comin	Italy, Argentina	Regional Director, Americas and Sub-Saharan Africa
Mihovil James Dijanosic	Australia	Regional Director, Asia-Pacific and Middle East
Zafar Khan	Pakistan	Director, Operations
Hae In Kim	South Korea	Director, Talent, Culture and Inclusion
Paul Lageweg	Netherlands	Director, New Categories
Tadeu Marroco	Brazil	Finance and Transformation Director
Guy Meldrum	New Zealand	President and CEO, Reynolds American Inc.
David O’Reilly	United Kingdom	Director, Scientific Research
Johan Vandermeulen	Belgium	Regional Director, Europe and North Africa
Kingsley Wheaton	United Kingdom	Chief Marketing Officer

Louisville Securities Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Andrew James Barrett	United Kingdom	Group Financial Controller and Head of M&A
Steve Dale	United Kingdom	Group Head of Corporate Tax
Neil Arthur Wadey	United Kingdom	Group Treasurer
Ruth Wilson	United Kingdom	Head of Group Corporate Governance
Anthony Cohn	United Kingdom	Head of Corporate Tax – UK
Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

BATUS Holdings Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Alden H. Smith (Vice President and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Lisa M. Oakes (Secretary and Director) 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805	U.S.A.
Vice President of Corporation Service Company, whose business address is 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805, and whose principal business is the provision of corporate and administrative services.

Timothy J. Hazlett (President and Director) 627 Eagle Watch Lane, Osprey, FL 34229	U.S.A.	Managing Member of T. J. Hazlett, LLC, whose business address is 627 Eagle Watch Lane, Osprey, FL 34229, and whose principal business is the provision of consulting services.
John R. Whitener (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Nancy G. Sturgeon (Vice President Tax) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Tax and Assistant General Counsel of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Caroline M. Price (Treasurer) 301 North Market Street, Suite 1402 Wilmington, Delaware 19801	U.S.A.	President and Senior Manager Investments of Reynolds Finance Company, whose principal business address is 301 North Market Street, Suite 1402, Wilmington, Delaware 19801
Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
James J. Murphy (Vice President) 401 North Main Street, Winston-Salem, NC 27101	United Kingdom and Republic of Ireland	Executive Vice President R&D and Scientific and Regulatory Affairs of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Valerie B. Solomon (Vice President) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President and Assistant General Counsel – Regulatory of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

BT DE Investments Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
James J. Murphy (President and Director) 401 North Main Street, Winston-Salem, NC 27101	United Kingdom and Republic of Ireland	Executive Vice President R&D and Scientific and Regulatory Affairs of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
John R. Whitener (Treasurer and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Matthew R. Triplett (Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Commercial/Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101
Valerie B. Solomon (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President and Assistant General Counsel – Regulatory of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101